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(ING LOGO)



October 12, 2004

VIA FACSIMILE AND EDGAR

Brion R. Thompson, Esq.
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

RE:    ING EQUITY TRUST (THE "TRUST")
       POST EFFECTIVE AMENDMENT NO. 57
       FILE NOS. 333-56881; 811-8817

Dear Mr. Thompson:

ING Equity Trust (the "Registrant") is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff's comments, or changes to disclosure in response to the Staff's comments, does not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing. Lastly, the Registrant acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,


/s/ Huey Falgout
-----------------------
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services



cc:    Margaret Bancroft, Esq.
       Dechert LLP



7337 E. Doubletree Ranch Rd.     Tel: 480-477-3000
Scottsdale, AZ 85258-2034        Fax: 480-477-2700
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